Filed Pursuant to Rule 424(b)(3)

Registration No. 333-287869

Prospectus Supplement No. 3

(To Prospectus Dated June 20, 2025)

Heidmar Maritime Holdings Corp.

Up to 11,080,332 Common Shares

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated June 20, 2025 (as supplemented to date, the “Prospectus”) with the information contained in our report on Form 6-K, filed with the Securities and Exchange Commission on September 29, 2025.

The Prospectus relates to the resale from time to time of up to 11,080,332 common shares, par value US$0.001, per share (“Common Shares”) of Heidmar Maritime Holdings Corp., incorporated under the laws of the Marshall Islands, by B. Riley Principal Capital II, LLC, a Delaware limited liability company.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Shares are currently listed on The Nasdaq Capital Market under the symbol “HMR.” On September 25, 2025, the last reported sales price of our Common Shares was US$1.445 per share.

Investing in our securities involves a high degree of risk. You should carefully review the risks and uncertainties described in the section titled “Risk Factors” beginning on page 14 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.

None of the U.S. Securities and Exchange Commission or any state securities commission has approved or disapproved of the securities or determined if this prospectus supplement or the Prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 29, 2025.

HEIDMAR’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

You should read the following discussion of our financial condition and results of operations in conjunction with our unaudited interim condensed consolidated financial statements for the six-month periods ended June 30, 2025, and 2024 and related notes included elsewhere herein. The following discussion contains forward-looking statements that involve certain developments, risks and uncertainties. Our actual results could differ materially from those discussed in these statements. Factors that could cause or contribute to these differences include those discussed in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2025 (the “Annual Report”), particularly under the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars except where indicated otherwise. References in this section to “we”, “our”, “us” and the “Company” generally refer to Heidmar Maritime Holdings Corp. and its consolidated subsidiaries.

Overview

We are a provider of marine transportation services on an international basis consisting of five business activities: management services for pools of vessels that share operational costs and revenues (“pool management services”), commercial management services for individual vessels (“commercial management services”), sale and purchase services for vessels which involve assisting clients with the buying and selling of ships (“S&P services”), technical management services for individual vessels (“technical management services”) and chartering of vessels through charter in and charter out (“charter in – charter out”). As of the date of this report, we commercially manage 36 vessels with an aggregate capacity of approximately 4.2 million dwt, and we technically manage 5 tanker vessels with an aggregate capacity of approximately 1.3 million dwt.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to risks associated with adverse changes in exchange rates and commodity prices. We have established risk management policies to monitor and manage such market risks, as well as credit risks. From time to time, we may execute transactions of derivatives, in order to manage market risks. We are exposed to currency risk on purchases, receivables and payables where they are denominated in a currency other than the U.S. dollar. We do not enter into commodity contracts other than to meet our operational needs. These transactions do not meet the criteria for hedging for accounting purposes and therefore the change in their fair value is recognized directly in profit or loss. The carrying amounts of certain financial assets and liabilities, including cash and cash equivalents, receivables from related parties, other receivables, payables to vessel owners, accounts payable and accrued expenses, payables to shareholder, payables to sharing partner and assignee, payables to assignee, related party and payables to related parties are reasonable estimates of their fair value due to the short-term nature of these financial instruments. When measuring the fair value of an asset or a liability, we use market observable data to the extent applicable.

Foreign Exchange Rate Risk

Our primary economic environment is the international shipping market. This market utilizes the US dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our operating expenses are in US dollars. However, we incur some of our combined expenses in other currencies, particularly the Euro. The amount and frequency of some of these expenses (such as vessel repairs, supplies and stores) may fluctuate from period to period. Depreciation in the value of the US dollar relative to other currencies will increase the US dollar cost of us paying such expenses. The portion of our business conducted in other currencies could increase in the future, which could expand our exposure to losses arising from currency fluctuations. There is a risk that currency fluctuations will have a negative effect on our cash flows. We have not entered into any hedging contracts to protect against currency fluctuations. However, we have some ability to shift the purchase of goods and services from one country to another and, thus, from one currency to another, on relatively short notice. We may seek to hedge this currency fluctuation risk in the future Inflation. We do not expect inflation to be a significant risk to direct expenses in the current and foreseeable economic environment. For a discussion of our exposure to market risk and our periodic fair value measurements, see Note 13 to our unaudited interim condensed consolidated financial statements for the six months period ended June 30,2025 and June 30,2024 included elsewhere in this report.

Results of Operations

Six-month period ended June 30, 2025 compared June 30, 2024

	30 June, 2025	30 June, 2024	Change	% change
REVENUES:
Trade revenues	1,864,769	1,620,979	243,790	15%
Trade revenues, related parties	3,818,694	5,561,659	(1,742,965)	(31)%
Voyage and time charter revenues	9,468,359	8,611,448	856,911	10%
Syndication income, related party	-	649,722	(649,722)	-
Total revenues	15,151,822	16,443,808	(1,291,986)	(8)%
Expenses/(Income):
Voyage expenses	1,015,058	610,292	404,766	66%
Gain on inventories	(182,633)	-	(182,633)	-
Operating lease expenses	7,217,463	4,907,901	2,309,562	47%
Charter-in expenses	-	1,320,063	(1,320,063)	-
Other operating income	(732,971)	-	(732,971)	-
General and administrative expenses	10,436,785	6,805,999	3,630,786	53%
Amortization of intangible asset	14,700	8,437	6,263	74%
Depreciation	23,956	14,620	9,336	64%
Total operating expenses	17,792,358	13,667,312	4,125,046	30%
OPERATING (LOSS)/INCOME	(2,640,536)	2,776,496	(5,417,032)	(195)%
OTHER INCOME/(EXPENSES), NET:
Interest income, net	92,314	205,360	(113,046)	(55)%
Interest income, related parties	5,060	-	5,060	-
Finance income/ (costs), net	83,314	(976,588)	1,059,902	(109)%
Finance costs, related party	-	(77,117)	77,117	-
Share of loss from joint venture	(78,210)	-	(78,210)	-
Other (expenses)/ income, net	(3,758,110)	106,342	(3,864,452)	(3,634)%
Foreign exchange gains/ (losses)	308,422	(163,612)	472,034	(289)%
Total other expenses, net	(3,347,210)	(905,615)	(2,441,595)	270%
Net (loss)/ income from continuing operations	(5,987,746)	1,870,881	(7,858,627)	(420%)
Net loss from discontinued operations	(13,770,740)	-	(13,770,740)	-

NET (LOSS)/INCOME	(19,758,486)	1,870,881	(21,629,367)	(1,156)%

Total revenues

Total revenues reflecting income from commissions, management fees and revenues from time and voyage charters were $15.2 million for the six-month period ended June 30, 2025, a decrease of $1.3 million or 8%, from net revenues of $16.4 million for the six-month period ended June 30, 2024.

For the six-month period ended June 30, 2025, total revenues consisted of three components, namely voyage and time charter revenues, trade revenues, and trade revenues, related parties. For the six-month period ended June 30, 2024 total revenues comprised four components,including the above three and the syndication income, related party.

Trade revenues

Trade revenues were $1.9 million for the six-month period ended June 30, 2025 as compared to $1.6 million for the six-month period ended June 30, 2024. Trade revenue is mainly generated from commissions and management fees which are earned from commercial management services and from commissions from assisting clients with sale and purchase of vessels as well as management fees earned from technical management services. The increase of $0.3 million or 15% is due mainly to the increase in the average number of vessels under commercial management to 8 vessels during the six-month period ended June 30, 2025 from 5 vessels during the corresponding period in 2024. The increase in the number of vessels is driven by the risk exposure owners are willing to take in the spot market.

Trade revenues, related parties

Trade revenues, related parties were $3.8 million for the six-month period ended June 30, 2025 as compared to $5.6 million for the six-month period ended June 30, 2024. Trade revenue related parties is generated from commissions and management fees which are earned from pool management services. The decrease of $1.8 million or 31% over 2024 is due to the decrease in the number of vessels under management. The average number of vessels in the pools were 21 during the six-month period ended June 30, 2025 as compared to 31 during the corresponding period in 2024 and the number of pool days were 3,698 during the six-month period ended June 30, 2025 compared to 5,261 during the corresponding period in 2024.

Voyage and time charter revenues

Voyage and time charter revenues were $9.5 million for the six-month period ended June 30, 2025 as compared to $8.6 million for the six-month period June 30, 2024. Time charter revenue is generated from agreements entered into with unrelated parties for two vessels, one of which remains consistent across reporting periods while the other varies, with each vessel earning fixed revenue over the duration of its respective charter, while voyage revenue is generated from contracts where the charterer hires the vessel to transport a specific agreed-upon cargo for a single voyage, which may include multiple loading and discharge ports, with revenue earned based on the completion of that voyage. The voyage revenue for the six-month period ended June 30, 2025, was derived from a single vessel. The increase of $0.9 million is mainly attributable to the time charter revenue generated from the Platform Supply Vessel (“PSV”), ACE Supplier, which commenced operations in April 2025.

Syndication income, related party

Syndication income, related party for the six-month period ended June 30, 2025, was $nil, compared to $0.6 million in the corresponding period in 2024. The decrease of $0.6 million is primarily due to the termination of syndication agreements for two vessels, in April 2023 and the second in March 2024.

Expenses/(Income)

Total expenses were $17.8 million for the six-month period ended June 30, 2025 (or 117% of total revenues) compared to $13.7 million the six-month period ended June 30, 2024 (or 84% of total revenues).

Total operating expenses consist of the following.

•
Voyage expenses: Voyage expenses, which comprise mainly the cost of bunker fuel and miscellaneous costs associated with a ship’s voyage were $1.0 million for the six-month period ended June 30, 2025 compared to $0.6 million for the corresponding period in 2024. Voyage expenses for the six-month period ended June 30, 2025, primarily relate to bunker fuel consumed during the ballast period and a spot voyage of the aforementioned vessel.
•
Operating lease expenses (operating lease expense for a period greater than 12 months): Operating lease expenses were $7.2 million the six-month period ended June 30, 2025 compared to $4.9 million for the corresponding period in 2024. The increase of $2.3 million is mainly due to the lease expense arising from the charter-in of the PSV, ACE Supplier, which was delivered to the company in April 2025.
•
Charter-in expenses (operating lease expenses for a period less than 12 months): Charter-in expenses, which relate to the time charter of one vessel for a defined period and rate, were $nil for the six-month period ended June 30, 2025 compared to $1.3 million for the corresponding period in 2024. The respective decrease of $1.3 million is attributable to the termination of the charter agreement in May 2024 relating to the vessel delivered to the Company in August 2023.
•
Gain on inventories: Gain on inventories was $0.2 million for the six-month period ended June 30, 2025 compared to $nil for the corresponding period in 2024. The gain on inventories relates to the profit realized from the sale of EU ETS allowances during the first half of 2025.
•
Other operating income: Other operating income was $0.7 million for the six-month period ended June 30, 2025 compared to $nil for the corresponding period in 2024 and primarily related to a claim settlement received from an unrelated party concerning a vessel that had been chartered by the Company.

•
General and administrative expenses: General and administrative expenses were $10.4 million (or 68.9% of total revenues) for the six-month period ended June 30, 2025, and $6.8 million (or 41% of total revenues) for the six-month period ended June 30, 2024. The increase of $3.6 million is mainly attributable to the public company costs of $1.4 million incurred following the Company’s listing on the Nasdaq Stock Market LLC ("Nasdaq) as well as stock-based compensation cost of $3.6 million awarded to certain employees during the six-month period ended June 30, 2025.

Operating (loss)/ income

As a result of all preceding items, operating loss was $2.6 million for the six-month period ended June 30, 2025 compared to an operating income of $2.8 million for the six-month period ended June 30, 2024.

Other income/(expenses), net

Total other income/(expenses), net, for the six-month period ended June 30, 2025, were $3.3 million, compared to $0.9 million for the same period in 2024. The increase in total other expenses,net of $2.4 million is attributable to the following:

-
interest income earned from term deposits during the six-month period ended June 30, 2025, decreased by $0.1 million compared to the corresponding period in 2024. This reduction is primarily due to the Company’s reduced term deposits during this period.
-
increase in other (expenses)/ income, net of $3.9 million, relates to the non-cash expense relating to the fair value of the earnout shares.
-
foreign exchange gains during the six-month period ended June 30, 2025, increased by $0.5 million compared to the corresponding period in 2024. This increase was primarily driven by exchange rate fluctuations in key currencies.
-
share of loss from joint venture during the six-month period ended June 30, 2025 amounted to $0.08 million, representing the Company’s share in the joint venture’s losses. The Company did not recognize any share of losses during the six-month period ended June 30, 2024, since the joint venture had not yet commenced operations.
-
finance costs, related party for the six-month period ended June 30, 2025 were $nil, compared to $0.08 million for the corresponding period in 2024. These costs relate to accrued interest calculated using the effective interest method, in connection with a profit and loss sharing agreement for a bulk carrier vessel entered into by the Company during the third quarter of 2023. The vessel was redelivered to its owner in May 2024.
-
Finance income/(costs) for the six-month period ended June 30, 2025, amounted to finance income of $0.08 million, compared to finance costs of $1.0 million for the same period in 2024. These amounts relate to accrued interest calculated using the effective interest method, in connection with a profit and loss sharing agreement the Company entered into in 2022. The increase in finance income by $1.1 million is attributable to bunker consumption during the vessel’s ballast days in the first half of 2025, which resulted in a reversal of finance costs or distribution into income.

As a result of a strategic shift in its business operations, the Company completed, on June 27, 2025, the disposal of its loss-making subsidiary, Americana Liberty LLC (“Americana Liberty”), which had been acquired through the business combination with MGO Global Inc. (“MGO Global”) in the first quarter of 2025. As a result of this transaction, the Company recognized a loss on disposal on sale of $12.9 million included in the loss from discontinued operations of $13.8 million. The Company has determined, in view of this strategic shift, that the financial results will be presented on a continuing operations basis, except where reference is made to discontinued operations. Financial results from continuing operations include the revenues, expenses, and cash flows arising from the Company’s subsidiaries excluding Americana Liberty. Financial results from discontinued operations include the revenues, expenses, and cash flows arising from Americana Liberty. The expected profitability and financial condition of the Company are not affected by the sale of Americana Liberty.

Net (loss)/income for the period

For the six-month period ended June 30, 2025, net loss was $19.8 million, compared to a net income of $1.9 million for the six-month period ended June 30, 2024.

Liquidity and Capital Resources

Our short-term liquidity requirements include payments of operating expenses, funding working capital requirements, payments to our sharing partner and assignees and payments of acquisition installments payable in respect of Landbridge Ship Management (HK) Limited (“LBSM”) acquisition. Please see Note 9, “Business Combination” to our unaudited interim condensed consolidated financial statements included elsewhere here for more information on acquisition installments payable. Our primary sources of short-term liquidity are available cash balances.

Our short-term liquidity requirements include payment of operating expenses and payments of acquisition installments payable in respect of LBSM acquisition. Sources of funding for our short-term liquidity requirements include cash balances. We believe that our working capital will be sufficient to meet our short-term liquidity needs, including working capital requirements, for at least the next 12 months.

On June 30, 2025, the Company entered into a MOA to acquire from a related party the C/V A. Obelix, a 1,702 TEU feeder container vessel that was built in 2008 at Wadan/Aker Yards, Wismar Germany. The C/V A. Obelix will be delivered with an approximate 2.5-year time charter. The aggregate purchase price is $25.25 million, which is supported by seller and debt financing. Delivery is expected during October 2025 and is subject to customary closing conditions.

In July 2025, the Company secured a term loan facility of an amount up to $12.4 million with a financial institution to partially fund the acquisition of the C/V A. Obelix. The expected financing amount shall not exceed the lower of 50% of the vessels purchase price or 75% of the vessels charter-free market value. The term of the loan is 6.5 years, bears interest at a margin over SOFR and will be repayable in 20 quarterly instalments with the first instalment at $1.35 million, 8 instalments at $0.95 million, 16 instalments at $0.2 million and the final instalment at $0.25 million.

Cash from operations depend on our chartering activity. Depending on the prevailing market rates when our charters expire, we may not be able to re-charter our vessels at levels similar to their current charters, which may affect our future cash flows from operations.

Subject to shipping, charter and financial market developments, we believe that our working capital will be sufficient to meet our existing liquidity needs for at least the next 12 months.

The following table presents cash flow information for the six-months period ended June 30, 2025 and 2024.

	Six Month Period Ended June 30, 2025	Six Month Period Ended June 30, 2024
Net cash (used in)/ provided by operating activities from continuing operations	$(3,723,384)	$1,600,586

Net cash provided by/(used in) investing activities from continuing operations	$2,372,660	$(665,367)
Net cash used in financing activities from continuing operations	$(8,417,911)	$(657,223)
Net cash used in operating activities from discontinued operations	$(395,830)	-
Net cash provided by investing activities from discontinued operations	$883,550	-

Six-month period ended June 30, 2025 compared to six-month period ended June 30, 2024.

Cash and cash equivalents decreased to $11.3 million as of June 30, 2025, compared to $20 million as of December 31, 2024. As of June 30, 2025 the Company had a working capital surplus of $3.0 million.

NET CASH (USED IN)/PROVIDED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS—decreased by $5.3 million to net cash used in of $3.7 million during the six-month period ended June 30, 2025, compared to net cash provided by operating activities of $1.6 million during the corresponding period in 2024.

The decrease in net cash provided by operating activities from continuing operations is mainly attributable to the decrease in net income from continuing operations by $7.9 million and to the unfavorable changes in assets and liabilities from working capital movements between the two periods.

More specifically, decreased net income is mainly attributable to the decreased average number of vessels in the pools from 31 vessels in six-month period ended June 30, 2024 to 21 vessels in the six-month period ended June 30, 2025 and to the syndication agreements that ended in April 2023 and March 2024.

Furthermore, the decrease in net cash provided by operating activities from continuing operations is primarily due to the increased expenses such as public company costs of $1.4 million incurred following the company’s listing on Nasdaq, stock-based compensation of $3.6 million and a non-cash expense of $3.9 million related to the fair value of earnout shares.

NET CASH PROVIDED BY/(USED IN) INVESTING ACTIVITIES FROM CONTINUING OPERATIONS—net cash provided by investing activities from continuing operations was $2.4 million during the six-month period ended June 30, 2025, compared to net cash used in investing activities of $0.7 million during the corresponding period in 2024. The change in net cash provided by/(used in) investing activities of $3.0 million is primarily attributable to a partial return of contributions to the joint venture amounting to $1.5 million, and the repayment of a loan by a non-consolidated subsidiaries totaling $0.9 million during the six-month period ended June 30, 2025. In addition payments were incurred of $0.3 million for the acquisition of office equipment in Greece and Hong Kong, and payments of $0.4 million related to the business acquisition of Landbridge Ship Management (HK) Limited, made during the six-month period ended June 30, 2024.

NET CASH USED IN FINANCING ACTIVITIES FROM CONTINUING OPERATIONS— net cash used in financing activities from continuing operations was $8.4 million during the six-month period ended June 30, 2025, compared to $0.7 million during the corresponding period in 2024. The increase in net cash used in financing activities is primarily attributable to the dividend declared to the shareholders on February 12, 2025, of $8.0 million, which was paid on February 13, 2025.

NET CASH USED IN OPERATING ACTIVITIES FROM DISCONTINUIED OPERATIONS— net cash used in operating activities from discontinued operations was $0.4 million during the six-month period ended June 30, 2025, compared to $nil during the corresponding period in 2024. Following the Company’s announcement of a strategic shift in its business focus, the disposal of Americana Liberty, a subsidiary acquired through the business combination with MGO Global in the first quarter of 2025, was completed on June 27, 2025. As a result, the

Company has determined that the financial results of operations of Americana Liberty were presented as discontinued operations.

NET CASH PROVIDED BY INVESTING ACTIVITIES FROM DISCONTINUIED OPERATIONS— net cash provided by investing activities from discontinued operations was $0.9 million during the six-month period ended June 30, 2025, compared to $nil during the corresponding period in 2024. Following the Company’s announcement of a strategic shift in its business focus, the disposal of Americana Liberty , a subsidiary acquired through the business combination with MGO Global in the first quarter of 2025, was completed on June 27, 2025. The net cash provided of $0.9 million relates to the net cash acquired through the business combination with MGO Global . and its subsidiary, Americana Liberty and the net cash disposed through the sale of the Americana Liberty , which was the only subsidiary of MGO Global with active operations.

Credit Facilities

As of the date hereof, our non-consolidated subsidiaries have four credit facilities with Macquarie Bank Limited,

London Branch (“Macquarie”). Each of these facilities are guaranteed by Heidmar Trading (UK) Ltd and Heidmar (Far East) Tankers Pte. Ltd., each of which are consolidated subsidiaries of Heidmar. The combined facility limit is $85.0 million and the facilities have a covenant requiring an aggregate minimum number of eligible vessels. Heidmar is currently in compliance with this covenant in respect of each of the credit facilities. This covenant could be waived by Macquarie in its sole discretion. Macquarie has the right to demand early repayment by issuing a written notice and to, act reasonably, amend the limit of the facility for any entity.

Blue Fin Pool Facility

On March 5, 2021, Blue Fin Tankers Inc. (“Blue Fin”), our wholly owned subsidiary and operator of the

Blue Fin Pool, entered into a working capital borrowing base facility agreement with Macquarie (the “Blue Fin

Pool Facility”). Blue Fin used the proceeds of this facility towards its general working capital requirements in the ordinary course of business to operate the Blue Fin Pool pursuant to the related Pool Agreements. The facility limit was the aggregate of (a) $10.0 million plus (b) any additional amount that Blue Fin has requested and Macquarie agrees to make available under the facility agreement, up to a maximum amount of $20.0 million.

On December 31, 2021, Blue Fin and Macquarie amended the Blue Fin Pool Facility. The purpose of this amendment was to transition from LIBOR. Heidmar (Far East) Tankers Pte. Ltd. and Heidmar UK Trading

Limited are security parties to this amendment.

On July 27, 2022, Blue Fin and Macquarie amended and restated the Blue Fin Pool Facility. The facility limit is the aggregate of (a) $10.0 million plus (b) any additional amount that Blue Fin has requested and

Macquarie agrees to make available under the facility agreement, up to a maximum amount of $20.0 million.

Heidmar (Far East) Tankers Pte. Ltd. and Heidmar UK Trading Limited are security parties to this amended and restated Blue Fin Pool Facility. This agreement was subsequently amended on August 19, 2022 to increase the facility limit to the aggregate of (a) $15.0 million and (b) any additional amount that Blue Fin has requested and

Macquarie agreed to make available under the facility agreement, up to a maximum amount of $20.0 million.

On June 23, 2025, Blue Fin and Macquarie amended the Blue Fin Pool Facility, whereas the aggregate paid-in capital contribution and retained distributions of Participants at an aggregate level across the all Pools (and which in all cases shall include cash, bunkers or other working capital contributions and amounts accrued to the relevant pool participant but unpaid) at an aggregate level across all pools. The maximum combined facility limit amended to $85,000,000.

SeaDragon Pool Facility

On July 27, 2022, Seadragon Tankers Inc. (“Seadragon”), our wholly owned subsidiary and operator of the

Seadragon Pool, entered into a working capital borrowing base facility agreement with Macquarie (the

“Seadragon Pool Facility”). Seadragon used the proceeds of this facility towards its general working capital requirements in the ordinary course of business to operate the Seadragon Pool pursuant to the related pool agreements. The facility limit is the aggregate of (a) $25.0 million and (b) any additional amount that Seadragon has requested and Macquarie agrees to make available under the facility agreement, up to a maximum amount of

$25.0 million.

On December 13, 2022, Seadragon and Macquarie amended the Seadragon Pool Facility to increase the facility limit to the aggregate of (a) $35.0 million and (b) any additional amount that Seadragon has requested,

and Macquarie agrees to make available under the facility agreement, up to a maximum amount of $35.0 million.

Heidmar UK Trading Limited is a security party to this amendment. This agreement was subsequently amended on October 30, 2024 to increase the facility limit to the aggregate of (a) $55.0 million and (b) any additional amount that Seadragon has requested and Macquarie agreed to make available under the facility agreement, up to a maximum amount of $35.0 million.

On June 23, 2025, Seadragon and Macquarie amended the Seadragon Pool Facility, whereas the aggregate paid-in capital contribution and retained distributions of Participants at an aggregate level across the all Pools (and which in all cases shall include cash, bunkers or other working capital contributions and amounts accrued to the relevant pool participant but unpaid) at an aggregate level across all pools. The maximum combined facility limit amended to $85,000,000.

Dorado Pool Facility

On July 27, 2022, Dorado Tankers Pool Inc. (“Dorado”), our wholly owned subsidiary and operator of the

Dorado Pool, entered into a working capital borrowing base facility agreement with Macquarie (the “Dorado

Pool Facility”). Dorado used the proceeds of this facility towards its general working capital requirements in the ordinary course of business to operate the Dorado Pool pursuant to the related pool agreements. The facility limit is the aggregate of (a) $10.0 million and (b) any additional amount that Dorado has requested and Macquarie agrees to make available under the facility agreement, up to a maximum amount of $10.0 million, to the extent not cancelled, reduced or transferred under the agreement. This facility was amended on December 13, 2022, and Heidmar UK Trading Limited is a security party to this amendment.

On June 23, 2025, Dorado and Macquarie amended the Dorado Pool Facility, whereas the aggregate paid-in capital contribution and retained distributions of Participants at an aggregate level across the all Pools (and which in all cases shall include cash, bunkers or other working capital contributions and amounts accrued to the relevant pool participant but unpaid) at an aggregate level across all pools. The maximum combined facility limit amended to $85,000,000.

SeaLion Pool Facility

On July 27, 2022, SeaLion Tankers Inc. (“SeaLion”), our wholly owned subsidiary and operator of the

SeaLion Pool, entered into a working capital borrowing base facility agreement with Macquarie (the “SeaLion

Pool Facility”). SeaLion used the proceeds of this facility towards its general working capital requirements in the ordinary course of business to operate the SeaLion Pool pursuant to the related pool agreements. The facility limit is the aggregate of (a) $15.0 million and (b) any additional amount that SeaLion has requested and

Macquarie agrees to make available under the facility agreement, up to a maximum amount of $25.0 million, to the extent not cancelled, reduced or transferred under the agreement.

On August 19, 2022, SeaLion and Macquarie amended the SeaLion Pool Facility to increase the facility limit to the aggregate of (a) $20.0 million and (b) any additional amount that SeaLion has requested and

Macquarie agrees to make available under the facility agreement, up to a maximum amount of $25.0 million.

Heidmar UK Trading Limited is a security party to this amendment. The parties further amended the SeaLion

Pool Facility on December 13, 2022 and October 30 2024 whereas the facility limit increased to the aggregate of (a) $25.0 million and (b) any additional amount up to a maximum amount of $25.0 million.

On June 23, 2025, SeaLion and Macquarie amended the SeaLion Pool Facility, whereas the aggregate paid-in capital contribution and retained distributions of Participants at an aggregate level across all the Pools (and which in all cases shall include cash, bunkers or other working capital contributions and amounts accrued to the relevant pool participant but unpaid) at an aggregate level across all pools. The maximum combined facility limit amended to $85,000,000.

Reconciliation of GAAP to non-GAAP Measures

To supplement our financial statements for the year ended December 31, 2024 and the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2025 and 2024 presented in accordance with U.S. GAAP, we present certain non-GAAP measures to assist in the evaluation of our business performance. These non-GAAP measures include earnings before interest, taxes, depreciation, and amortization (“EBITDA”), and Adjusted EBITDA, which is further adjusted to exclude stock-based compensation and the non-cash expense related to the fair value of earnout shares, as the Company believes these items are not indicative of the ongoing performance of its core operations. These non-GAAP measures may not be comparable to similarly titled measures used by other companies and should not be considered in isolation or as a substitute for net income, which is the most directly comparable measure of performance prepared in accordance with GAAP.

Our management uses these non-GAAP measures in assessing the performance of our ongoing operations,

planning and forecasting future periods and making business and resource-allocation decisions. We believe that these measures assist our management and investors by increasing the comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest and finance costs, impairment and depreciation expense, which are affected by various and possibly changing financing methods, capital structure and historical cost bases and which may significantly affect net income/(loss) between periods. These measures provide a more comparable basis to analyze operating results and earnings and are commonly used by shareholders to evaluate our performance. We believe that these measures, when considered together with the corresponding U.S. GAAP measures and the reconciliations to those measures, provide meaningful supplemental information to assist investors and analysts in understanding our business results and assessing our prospects for future performance.

EBITDA and Adjusted EBITDA have certain limitations in use and should not be considered an alternative to net income/(loss), operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP.

The following table sets forth a reconciliation of net (loss)/ income from continuing operations to EBITDA and Adjusted EBITDA for the periods presented.

(in USD)	Six Month Period Ended June 30, 2025	Six Month Period Ended June 30, 2024
Net (loss)/income	$(5,987,746)	$1,870,881
Interest income	(97,374)	(205,360)
Finance (income)/costs	(83,314)	1,053,705
Depreciation	23,956	14,620

Amortization of intangible asset	14,700	8,437
EBITDA	$(6,129,778)	$2,742,283
Stock-based compensation	3,638,114	-
Non-cash expense relating to the fair value of earnout shares	3,917,767	-
Adjusted EBITDA	$1,426,103	$2,742,283

Critical Accounting Estimates

A discussion of our critical accounting estimates can be found in "Item 5. Operating and Financial Review and Prospectus - E. "Critical Accounting Estimates" of our Annual Report.

Changes in Accounting Policies

See Note 2 to our unaudited interim condensed consolidated financial statements included elsewhere herein.

Heidmar Maritime Holdings Corp.

Unaudited Interim Condensed Consolidated Financial statements

Index to unaudited interim condensed consolidated financial statements

Unaudited interim condensed consolidated balance sheets as of June 30, 2025 and December 31, 2024	F-2

Unaudited interim condensed consolidated statements of operations for the six-month periods ended June 30, 2025 and 2024	F-3
Unaudited interim condensed consolidated statements of comprehensive income/(loss) for the six-month periods ended June 30, 2025 and 2024	F-5
Unaudited interim condensed consolidated statements of stockholders’ equity for the six-month periods ended June 30, 2025 and 2024	F-6
Unaudited interim condensed consolidated statements of cash flows for the six-month periods ended June 30, 2025 and 2024	F-7
Notes to the unaudited interim condensed consolidated financial statements	F-8

Heidmar Maritime Holdings Corp.

Unaudited interim condensed consolidated balance sheets

As of June 30, 2025 and December 31, 2024

(Expressed in United States Dollars, except number of shares)

	June 30, 2025	December 31,2024
Assets
Current assets
Cash and cash equivalents	11,282,772	20,029,506
Receivables from related parties (Note 3)	7,248,319	8,313,623
Accounts receivable, net	3,767,108	-
Other receivables (Note 3)	724,675	930,381
Inventories	1,435,430	612,165
Prepayments and other current assets	1,427,598	366,100
Current assets of discontinued operations (Note 14)	173,454	-

Total current assets	26,059,356	30,251,775

Non-current assets
Right-of-use assets from operating leases (Note 7)	45,076,987	5,047,490
Property and equipment, net (Note 4)	294,484	317,510
Guarantees	158,294	143,445
Goodwill (Note 9)	344,156	344,156
Intangible assets, net (Note 9)	405,628	420,328
Investment in joint venture (Note 10)	47,773	1,569,573
Other fixed assets	27,219	27,219
Non-current assets of discontinued operations (Note 14)	161,488	-

Total non-current assets	46,516,029	7,869,721

Total assets	72,575,385	38,121,496

Stockholders’ equity and Liabilities
Current liabilities
Payables to vessel owners	2,950,944	5,085,232
Accounts payable and accrued expenses	5,554,424	1,730,308
Payable to sharing partner and assignee (Note 8)	700,330	1,343,098
Payables to assignee, related party (Note 3)	60,892	60,892
Payables to shareholder (Note 3)	5,239,219	5,239,219
Acquisition installments payable, current portion (Note 9)	156,918	177,237
Deferred revenue	-	1,116,000
Operating lease liabilities, current portion (Note 7)	8,454,000	4,889,539

Total current liabilities	23,116,727	19,641,525

Non-current liabilities
Acquisition installments payable, net of current portion (Note 9)	9,338	84,968
Operating lease liabilities, non-current portion (Note 7)	36,643,874	179,593

Total non-current liabilities	36,653,212	264,561

Total liabilities	59,769,939	19,906,086

Commitments and contingencies (Note 11)

Stockholders’ equity
Common stock ($0.001 par value, 450,000,000 shares authorized and 58,163,341 issued and outstanding as of June 30, 2025, 100 shares authorized issued and outstanding as of December 31, 2024) (Notes 15,16)	58,163	-
Accumulated other comprehensive income	1,875,728	1,341,547
Additional paid-in capital	25,981,443	4,225,265
(Accumulated deficit)/ retained earnings	(15,109,888)	12,648,598
Total stockholders’ equity	12,805,446	18,215,410

Total stockholders’ equity and liabilities	72,575,385	38,121,496

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Heidmar Maritime Holdings Corp.

Unaudited interim condensed consolidated statements of operations

For the six-month periods ended June 30, 2025 and 2024

(Expressed in United States Dollars)

	Six Month Period Ended June 30, 2025	Six Month Period Ended June 30, 2024
Revenues
Trade revenues (Note 6)	1,864,769	1,620,979
Trade revenues, related parties (Note 3)	3,818,694	5,561,659
Voyage and time charter revenues (Note 6, 7)	9,468,359	8,611,448
Syndication income, related party (Note 3)	-	649,722

Total revenues	15,151,822	16,443,808

Expenses/(Income):
Voyage expenses	1,015,058	610,292
Gain on inventories	(182,633)	-
Operating lease expenses (Note 7)	7,217,463	4,907,901
Other operating income	(732,971)	-
Charter-in expenses (Note 7)	-	1,320,063
General and administrative expenses (Note 15)	10,436,785	6,805,999
Amortization of intangible asset (Note 9)	14,700	8,437
Depreciation (Note 4)	23,956	14,620

Total expenses, net	17,792,358	13,667,312

Operating (loss)/income	(2,640,536)	2,776,496

Other income/(expenses), net
Interest income, net	92,314	205,360
Finance income/ (costs), net (Note 8)	83,314	(976,588)
Finance costs, related party (Note 3, 8)	-	(77,117)
Other (expenses)/ income, net	(3,758,110)	106,342
Interest income, related parties	5,060	-
Share of loss from joint venture (Note 10)	(78,210)	-
Foreign exchange gains/ (losses)	308,422	(163,612)

Total other expenses, net	(3,347,210)	(905,615)

Net (loss)/income from continuing operations	(5,987,746)	1,870,881
Net loss from discontinued operations (Note 14)	(13,770,740)	-
Net (loss)/income	(19,758,486)	1,870,881

Net (loss)/ income from continuing operations per:
• Common share, basic and diluted (Note 12)	$ (0.10)	$0.03

Weighted-average shares outstanding
• Common share, basic and diluted	57,993,297	57,102,588
Net loss from discontinued operations per:
• Common share, basic and diluted (Note 12)	$ (0.24)	-

Weighted-average shares outstanding
• Common share, basic and diluted	57,993,297	57,102,588
Net (loss)/ income per:
• Common share, basic and diluted (Note 12)	$ (0.34)	$ 0.03
Weighted-average shares outstanding
• Common share, basic and diluted	57,993,297	57,102,588

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Heidmar Maritime Holdings Corp.

Unaudited interim condensed consolidated statements of comprehensive income/ (loss)

For the six-month periods ended June 30, 2025 and 2024

(Expressed in United States Dollars)

	Six Month Period Ended June 30, 2025	Six Month Period Ended June 30, 2024
Net (loss)/income	(19,758,486)	1,870,881
Other comprehensive income:
Foreign currency translation	534,181	22,953

Total comprehensive (loss)/income	(19,224,305)	1,893,834

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Heidmar Maritime Holdings Corp.

Unaudited interim condensed consolidated statements of stockholders’ equity

For the six-month periods ended June 30, 2025 and 2024

(Expressed in United States Dollars, except number of shares)

	Common Stock No of common shares	Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings/ (Accumulated Deficit)	Total Stockholders’ Equity
Balance, January 1, 2024	–	–	4,225,265	1,449,963	10,735,147	16,410,375
Issuance of common shares	100	–	–	–	–	–
Net income	–	–	–	–	1,870,881	1,870,881
Foreign currency translation	–	–	–	22,953	–	22,953
Balance, June 30, 2024	100	–	4,225,265	1,472,916	12,606,028	18,304,209
Balance, January 1, 2025	100	–	4,225,265	1,341,547	12,648,598	18,215,410
Dividends declared/ paid (distribution of $80,000 per common share)	–	–	–	–	(8,000,000)	(8,000,000)
Conversion of shares due to business combination	(100)	–	–	–	–	–
Capitalization at business combination:
Issuance of capital stock (Notes 9, 16)	57,102,588	57,102	14,201,358	–	–	14,258,460
Fair value of the earnout shares to be issued (Note 16)	–	–	3,917,767	–	–	3,917,767
Issuance of stock-based compensation (Note 15)	1,060,753	1,061	3,637,053	–	–	3,638,114
Foreign currency translation	–	–	–	534,181	–	534,181
Net loss	–	–	–	–	(19,758,486)	(19,758,486)
Balance, June 30, 2025	58,163,341	58,163	25,981,443	1,875,728	(15,109,888)	12,805,446

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Heidmar Maritime Holdings Corp.

Unaudited interim condensed consolidated statements of cash flows

For the six-month periods ended June 30, 2025 and 2024

(Expressed in United States Dollars)

	Six Month Period Ended June 30, 2025	Six Month Period Ended June 30, 2024
Cash flows from continuing operations:
Net cash (used in)/ provided by operating activities of continuing operations	(3,723,384)	1,600,586

Cash flows from investing activities of continuing operations:
Payments for additions of property and equipment	(930)	(265,367)
Return of contributions to joint venture	1,500,000	-
Contributions to joint venture	(56,410)	-
Return of loan to the Non-consolidated pool subsidiaries	930,000	-
Acquisition of business	-	(400,000)

Net cash provided by/ (used in) investing activities of continuing operations	2,372,660	(665,367)

Cash flows from financing activities of continuing operations:
Dividends paid	(8,000,000)	-
Principal payments attributable to the acquisition installments payable	(95,949)	(34,008)
Repayment to sharing partner	(321,962)	-
Repayment to assignee	-	(623,215)
Net cash used in financing activities of continuing operations	(8,417,911)	(657,223)

Net (decrease)/ increase in cash and cash equivalents from continuing operations	(9,768,635)	277,996
Cash flows from discontinued operations:
Net cash used in operating activities from discontinued operations	(395,830)	-

Net cash provided by investing activities from discontinued operations	883,550	-
Net increase in cash and cash equivalents from discontinued operations	487,720	-
Effect of exchange rate changes on cash and cash equivalents	534,181	22,953
Net (decrease)/ increase in cash and cash equivalents	(8,746,734)	300,949
Cash and cash equivalents at the beginning of the period	20,029,506	18,931,215

Cash and cash equivalents at the end of the period	11,282,772	19,232,164

Supplemental cash flow information
Cash paid for interest	238,688	835,245
Noncash investing and financing activities
Acquisition of business	-	(347,656)
Disposal of discontinued operations’ business	334,942	-

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

1. Basis of Presentation and General Information

The accompanying unaudited interim condensed consolidated financial statements include the accounts of Heidmar Maritime Holdings Corp. (“HMR”) and its controlled subsidiaries (collectively, the “Company”).

Heidmar Maritime Holdings Corp. was incorporated by Heidmar Inc. (or “Heidmar” or “HMI”) on May 7, 2024, under the laws of the Republic of the Marshall Islands, having common stock of 100 registered shares, at $0.001 par value. On June 18, 2024, HMR entered into a business combination agreement (as amended on December 17, 2024 and January 31, 2025, the “Business Combination Agreement”) with Heidmar, MGO Global Inc. (“MGO”), HMR Merger Sub Inc. (“Merger Sub”), a wholly owned subsidiary of HMR, and Rhea Marine Ltd. and Maistros Shipinvest Corp. (together, the “Heidmar Shareholders”). Pursuant to the Business Combination Agreement, on February 19, 2025, (i) MGO merged with and into Merger Sub, with MGO surviving the merger as a wholly owned subsidiary of HMR and (ii) the Heidmar Shareholders transferred all of their common shares of Heidmar to HMR, with Heidmar becoming a wholly owned subsidiary of HMR (the “Business Combination”).

Upon the closing of the Business Combination, HMR became the going-forward public company and the direct parent company of both HMI and MGO and its common shares began trading on the Nasdaq Capital Market on February 20, 2025, under the symbol “HMR”. HMR and Heidmar are entities under common control. Pursuant to U.S. generally accepted accounting principles (“U.S. GAAP”), this transaction is accounted for as a business acquisition, with Heidmar Inc. being the accounting acquirer and MGO the acquired entity.

Accordingly, the historical interim financial information of Heidmar Inc. has been carried forward as the historical interim financial information of the Company, except for the number of shares, which depict HMR’s historical equity capitalization. The interim financial information for the six-month period ended June 30, 2025, includes the results of operations and financial position of Heidmar Maritime Holdings Corp. and its subsidiaries, Heidmar Inc. and MGO.

Comparative interim financial information for the six-month period ended June 30, 2024, reflects only the historical financial results of Heidmar Inc., the accounting acquirer. The results of MGO for the comparative period are not presented within the comparative financial information, as MGO is accounted for as the acquired entity and its historical interim financial information does not constitute the predecessor interim financial information of the Company. The Company consolidates MGO from the date of acquisition forward.

Heidmar engages in marine transportation services on an international basis that consists of five business activities: management services to pools of vessels that share operational costs and revenues (“pool management services”), commercial management services for individual vessels (“commercial management services”), sale and purchase services for vessels, which involves assisting clients with the buying and selling of ships (“S&P services”), technical management services for individual vessels (“technical management services”) and chartering of vessels through charter in and charter out (“charter in – charter out”). Heidmar Inc. was formed under the laws of Republic of Liberia on December 3, 1987 and redomiciled into the Republic of the Marshall Islands on December 4, 2006.

MGO engaged in brand acceleration and digital commerce activities, with a focus on the acquisition, development, and monetization of consumer brands across multiple product categories. The Company had built an end-to-end, scalable brand-building platform backed by consumer behavioral data and digital marketing expertise. Its operations were centered around the development and management of digitally native brands designed to thrive in the modern Direct to Consumer (“DTC”) economy. MGO was founded in October 2018 under the laws of the State of Delaware and is headquartered in Florida, with remote employees and specialty contractors located in London, New York, and Latin America.

Following a strategic shift, Company’s management decided to sell the non-core and loss-making flagpole business run under Americana Liberty LLC (“Americana Liberty”), which was a subsidiary of MGO. On June 27, 2025, Americana Liberty that was inherited as part of the business combination with MGO was sold to its former management and MGO has no operations.

As of June 30, 2025, the unaudited interim condensed consolidated financial statements include Heidmar Maritime Holdings Corp. and the following controlled subsidiaries:

•
Heidmar Inc.
•
Heidmar International Pools Inc.
•
Heidmar Assets LLC
•
Cash Custodian Inc.
•
Heidmar Bulkers Inc.
•
Heidmar Investments LLC
•
Heidmar UK Limited
•
Heidmar UK Trading Limited

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

•
Heidmar (Far East) LLC
•
Heidmar (Far East) Pte. Ltd.
•
Heidmar (Far East) Tankers Pte Ltd.
•
Heidmar DMCC
•
Heidmar Trading DMCC
•
Ocean Star Inc.
•
Ocean Dolphin Inc.
•
Landbridge Ship Management (HK) Limited
•
MGO Global Inc.
•
MGO Digital LLC
•
MGO Global One LLC

In addition, as of June 30, 2025, Heidmar Maritime Holdings Corp. owns 50% of the shares of BH Cape Holdings Pte. Ltd. and exercises joint control over this entity (Note 10).

The accompanying unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. These unaudited interim condensed consolidated financial statements have been prepared on the same basis and should be read in conjunction with the consolidated financial statements of Heidmar Inc. and Heidmar Maritime Holdings Corp. for the year ended December 31, 2024 (the “2024 Financial Statements”) included in the Annual Report of Heidmar Maritime Holdings Corp. on Form 20-F filed with the Securities and Exchange Commission on May 15, 2025 and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-months ended June 30, 2025 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2025.

The consolidated balance sheet as of December 31, 2024 has been derived from the 2024 Financial Statements, but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

2. Significant Accounting Policies

A discussion of the Company’s significant accounting policies can be found in the 2024 Financial Statements. During the six-months ended June 30, 2025, the Company adopted the following accounting policies:

Discontinued Operations: In accordance with Accounting Standards Update (‘ASU’) 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results.

Equity Compensation Plan: Share-based compensation includes vested and non-vested shares that may be granted to employees of the Company and to non-employee directors, for their services as directors and is included in General and administrative expenses in the unaudited condensed consolidated statements of operations. These shares are measured at their fair value. The fair value of the restricted shares is equal to the market value of the Company’s common stock on the grant date. The shares that do not contain any future service vesting conditions are considered vested shares and the total fair value of such shares is recognized in full on the grant date. The restricted shares that contain a time-based service vesting condition are considered non-vested on the grant date and the total fair value of such awards is recognized over the vesting period on a straight-line basis over the requisite service period for each separate portion of the award as if the award was, in substance, multiple awards (graded vesting attribution method). The fair value is recognized (as compensation expense) over the requisite service period for all awards that vest. The Company accounts for forfeitures as they occur.

Earnout shares: Earnout Shares determined to be indexed to the Company's own equity, in the manner contemplated by ASC 815-40-15, Derivatives and Hedging - Contracts in Entity's Own Equity, are classified as Equity. The initial fair value of the Earnout shares that may be issued to the Heidmar Shareholders is classified within equity and the offsetting entry is recognized within the Company's operating results in the same period.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

3. Transactions with related parties

Profit and Loss Sharing agreement:

During the six-month periods ended June 30, 2025 and 2024, the accrued interest costs of the profit and loss sharing agreement (the “Agreement”) entered into for one vessel, as described in Note 10 of the 2024 Financial Statements, relating to Assignee A, based on the effective interest method, were $nil and $77,117 and are presented under “Finance costs, related party” in the accompanying unaudited interim condensed consolidated statements of operations.

As of June 30, 2025 and December 31, 2024, payables to Assignee A, which mainly includes the working capital provided from the Assignee A for the operations of the vessel, amounted to $60,892.

Transactions with the Non-consolidated Pool Subsidiaries: The Company earns management fees and commissions from its wholly-owned subsidiaries, to which HMI provides pool management services, that are not controlled by HMI, but rather by the participants in the pools pursuant to the one vote-per-vessel contractual arrangements between HMI and the participants in the pools (the “Non-consolidated Pool Subsidiaries”). The amounts earned for the six-months ended June 30, 2025 and 2024 are included in “Trade revenues, related parties” in the accompanying unaudited interim condensed consolidated statements of operations and are analyzed as follows:

	June 30, 2025
	Management Fees	Commissions
Blue Fin Pool	210,141	419,969
Sea Lion Pool	317,157	1,082,220
Dorado Pool	54,300	374,875
Seahorse Pool	-	15,974
Seadragon Pool	794,802	549,256

Total	1,376,400	2,442,294

	June 30, 2024
	Management Fees	Commissions
Blue Fin Pool	337,700	492,845
Sea Lion Pool	491,400	1,792,897
Dorado Pool	7,438	439,568
Seahorse Pool	-	17,075
Seadragon Pool	28,125	1,954,611

Total	864,663	4,696,996

During the second half of 2024, the Company provided aggregate funding of $930,000 to the Non-consolidated Pool Subsidiaries for working capital purposes. This loan is included in “Receivables from related parties” in the accompanying consolidated balance sheets as of December 31, 2024. The loan receivable was unsecured, with no fixed payment terms, and was repayable by the Non-consolidated Pool Subsidiaries upon demand and no later than December 31, 2025. The interest rate on the loan was 4.06% plus the Secured Overnight Financing Rate (“SOFR”). As of June 30, 2025, the loan had been fully repaid. For the six-month periods ended June 30, 2025, the Company earned interest income of $5,060 from the Non-consolidated Pool Subsidiaries, at weighted average interest rate of 6.75% included in “Interest income, related parties” and nil for the period ended June 30, 2024 in the accompanying consolidated statement of operations.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

Receivables from the Non-consolidated Pool subsidiaries are included in “Receivables from related parties” in the accompanying unaudited interim condensed consolidated balance sheets and consist of receivables related to unpaid management fees, commissions earned from the Non-consolidated Pool Subsidiaries and amounts paid for expenses of the Non-consolidated Pool Subsidiaries on behalf of them. As of June 30, 2025, and December 31, 2024, the Company’s receivables from the Non-consolidated Pool subsidiaries consisted of:

	June 30, 2025	December 31, 2024
Blue Fin Pool	1,638,782	2,457,095
SeaLion Pool	208,439	1,299,135
Seadragon Pool	3,043,131	2,962,896
Seawolf Pool	15,853	15,592

Dorado Pool	1,802,047	1,041,740
Star Pool	7,302	7,186
Marlin Pool	4,595	4,595
SeaHorse Pool	528,170	525,384
Total Receivables	7,248,319	8,313,623

Revenues of the Non-consolidated Pool Subsidiaries, costs and expenses applicable to revenues of the Non-consolidated Pool Subsidiaries, net income of the Non-consolidated Pool Subsidiaries for the six-month period ended June 30, 2025 and 2024 and current and total assets of the Non-consolidated Pool subsidiaries, current and total liabilities of the Non-consolidated Pool subsidiaries as of June 30, 2025 and December 31, 2024 are presented below:

	Six Month Period Ended June 30, 2025	Six Month Period Ended June 30, 2024
Revenues of the Non-consolidated Pool Subsidiaries	194,960,271	385,073,104
Costs and expenses of the Non-consolidated Pool Subsidiaries	88,214,133	144,193,662
Net income of the Non-consolidated Pool Subsidiaries	-	-
	June 30, 2025	December 31, 2024
Current and total assets of the Non-consolidated Pool Subsidiaries	76,945,934	114,193,010
Current and total liabilities of the Non-consolidated Pool Subsidiaries	76,945,734	114,192,810

Transactions with syndication partner:

Syndication income, related party consist of balances with Heidmar Trading LLC. (“Syndication partner”), an entity that is controlled by one of our shareholders.

Syndication income, related party

Syndication income, related party amounting to $nil and $649,722 for the six-months ended June 30, 2025 and 2024, respectively, represents the variable remuneration relating to the operating results of the two vessels under the syndication agreements, as described in Note 2 of the 2024 Financial Statements. The syndication agreement for one vessel ended in April 2023 and for the second vessel in March 2024.

Payables to shareholder: Payables to shareholder consist of amounts paid by one of the shareholders, Maistros Shipinvest Corp., for working capital purposes with regards to the operations of the newly established office in Dubai. The balance as of both June 30, 2025 and December 31, 2024 was $5,239,219. This balance is unsecured, with no fixed payment terms, interest free and repayable upon demand.

Other: Included in “Other receivables” in the accompanying unaudited interim condensed consolidated balance sheets, is the advance to an employee in a management position which is unsecured, interest free and callable upon demand. The balance as of both June 30, 2025 and December 31, 2024 was $98,026.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

On June 30, 2025, the Company entered into a MOA to acquire from a related party the C/V A. Obelix, a 1,702 TEU feeder container vessel that was built in 2008 at Wadan/Aker Yards, Wismar Germany. The C/V A. Obelix will be delivered with an approximate 2.5-year time charter. The aggregate purchase price is $25.25 million, which is supported by seller and debt financing. Delivery is expected during October and is subject to customary closing conditions.

4. Property and equipment, net The amounts shown in the accompanying unaudited interim condensed consolidated balance sheets are analyzed as follows:

	June 30, 2025	December 31, 2024
Furniture and office equipment	388,304	387,374

Total	388,304	387,374

Less accumulated depreciation	(93,820)	(69,864)

Property and equipment, net	294,484	317,510

The Company recognized depreciation expense of $23,956 for property and equipment for the six-months ended June 30, 2025 which is included under “Depreciation” in the accompanying unaudited interim condensed consolidated statement of operations.

During the six months ended June 30, 2025 and 2024, the Company purchased furniture and office equipment amounting to $930 and $265,367, respectively, for the offices in Greece and Hong Kong (Note 7).

5. Income tax

HMR serves as a holding company for a group of companies primarily engaged in the international operation and management of ships. Generally, income from the international operation and management of ships is subject to preferential tax regimes in the countries where the ship owning or operating companies are incorporated and exempt from income tax in other countries where the ships call due to the application of income tax treaties or, in the case of the United States, treaties or Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”). Among other things, in order to qualify, the Company must be incorporated in a country, which grants an equivalent exemption to U.S. corporations and must satisfy certain qualified ownership requirements.

Income earned by the Company organized outside of the United States that is not derived in connection with the international operation of ships (as such term is defined by Section 883 of the Code and the regulations promulgated there under) or earned in countries without preferential tax regimes is subject to income tax in the countries where such income is earned. Section 887 of the Code imposes a 4% gross basis tax on U.S. source gross transportation income (“USSGTI”). USSGTI is 50% of the gross revenue derived from voyages that begin or end in the United States. The Non-consolidated Pool Subsidiaries of the Company earn USSGTI. The Non-consolidated Pool Subsidiaries are incorporated in the Marshall Islands. Pursuant to the income tax laws of the Marshall Islands, these subsidiaries are not subject to income tax. The Marshall Islands has been officially recognized by the Internal Revenue Service as a qualified foreign country that currently grants the requisite equivalent exemption from tax. In addition, these subsidiaries satisfy one of the ownership tests required by Section 883 and are therefore exempt from U.S. income tax on their transportation income derived from the operation of their chartered vessels to or from U.S. ports.

Uncertain tax positions are evaluated under the more likely-than-not threshold for financial statement recognition and measurement for tax positions taken or expected to be taken in a tax return. The Company reviews its tax positions annually and adjusts its tax reserve balances as more information becomes available. No such reserve was deemed necessary as of June 30, 2025 and December 31, 2024.

The Company through its subsidiaries operates in various jurisdictions and generates taxable income (if any). Current tax is recognized at the amount of tax payable using the tax rates and laws that have been enacted by the balance sheet date. For the six month periods ended June 30, 2025 and 2024 no taxable profits existed.

MGO engaged in brand acceleration and digital commerce activities, with a focus on the acquisition, development, and monetization of consumer brands across multiple product categories. MGO accounted for income taxes using the asset and liability approach, which required the recognition of deferred tax assets and liabilities for the expected future tax consequences of events recognized in MGO’s financial statements or tax returns. In estimating future tax consequences, MGO considered all expected future events other than enactments of changes in the tax law. For deferred tax assets, management

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

evaluated the probability of realizing the future benefits of such assets. MGO established valuation allowances if it was more likely than not that some portion or all of the deferred tax assets would not be realized. MGO evaluated the positive and negative evidence bearing upon its ability to realize the deferred tax assets. Management considered MGO’s history of cumulative net losses incurred and concluded that it was more likely than not that MGO would not realize the benefits of the deferred tax assets. Accordingly, a full valuation allowance was established against the deferred tax assets as of June 30, 2025.

MGO recognized the tax effects of an uncertain tax position only if it was more likely than not to be sustained based solely on its technical merits as of the reporting date and then only in an amount more likely than not to be sustained upon review by the tax authorities. Income tax positions that had previously failed to meet the more likely than not threshold were recognized in the first subsequent financial reporting period in which that threshold was met. Previously recognized tax positions that no longer meet the more likely than not threshold were derecognized in the first subsequent financial reporting period in which that threshold was no longer met. MGO classified potential accrued interest and penalties related to unrecognized tax benefits within the accompanying consolidated statements of operations as income tax expense.

There were no income tax benefits/(expenses) for the six-months ended June 30, 2025 and 2024.

6. Revenues

Trade Revenues for the six-months ended June 30, 2025 and 2024 consist of the following items:

	June 30, 2025	June 30, 2024
Commission revenue	1,154,103	1,028,243
Management fee revenue	678,280	514,464
Other revenue	32,386	78,272

Total	1,864,769	1,620,979

Voyage and time charter revenues for the six-months ended June 30, 2025 and 2024 consist of the following items:

	June 30, 2025	June 30, 2024
Voyage revenue	2,743,646	-
Charter hire revenue	6,793,304	8,690,905
Address commissions	(68,591)	(79,457)

Total	9,468,359	8,611,448

The amount of revenue earned as demurrage relating to the Company’s voyage charters for the six-month periods ended June 30, 2025 and 2024 was $261,565 and nil, respectively and is included within “Voyage revenue” in the above table.

As of June 30, 2025 and December 31, 2024, receivables from the Company’s voyage charters amounted to $2,743,646 and nil, respectively.

As of June 30, 2025 and December 31, 2024, revenues relating to undelivered performance obligations of the Company’s voyage charters amounted to $193,695 and nil, respectively. The Company recognized the undelivered performance obligation as of June 30, 2025 as revenues in the third quarter of 2025.

As of June 30, 2025, one vessel was employed under time charter agreement with remaining tenor of 4.7 years.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

7. Leases

Office leases

Greece Office lease

In December 2023 the Company entered into a lease agreement with an effective date of February 11, 2024, and for a lease term of 3 years.

Singapore Office lease

In May 2025 the Company entered into a new lease agreement for a term period of 2 years effective June 1, 2025 and the previous lease agreement was terminated on May 31, 2025.

Hong Kong Office lease

In April 2024, the Company entered into a new lease agreement in Hong Kong with an effective date of April 17, 2024, and for a lease term of 3 years.

The Company determined that the Greece, Singapore and Hong Kong office leases to be operating leases and recorded the related right-of-use-assets (“ROU”) within “Right-of-use assets from operating leases” and the lease liabilities within “Operating lease liabilities, current portion” and “Operating lease liabilities, non-current portion” in the accompanying unaudited interim condensed consolidated balance sheets and the lease expenses within “Operating lease expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

Right-of-use assets and lease liabilities were recognized, during the six month periods ended June 30, 2025 and 2024, arising from the office leases in Singapore and in Greece and Hong Kong, respectively, were $599,862 and $405,999, respectively.

Dubai Office lease

In May 2023 the Company entered into a lease agreement in Dubai with an effective date of June 16, 2023, and for a lease term of 1 year. The lease agreement was terminated on February 15, 2024, and the Company immediately signed a new lease agreement, effective from the same date, with a lease term of 1 year. The lease payments of the Company’s office lease for the six month periods ended June 30, 2025 and 2024 were $22,151 and $27,363, respectively. The aggregate future lease payments for this operating lease as of June 30, 2025 are $34,038.

The Company determined the office lease of Dubai to be operating lease. Leases that have an original term of 12 months or less are not recognized on the Company’s consolidated balance sheet, and the lease expense related to those short-term leases is recognized over the lease term within “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

Charter-in vessels

In August 2023, the Company entered into a time charter agreement with a vessel owner to lease a bulk carrier vessel for an initial lease term of 7 months for $10,425 per day with an additional 9-month optional period. On August 18, 2023 the vessel was delivered to the Company. In May 2024, the vessel was redelivered to her owner. Therefore, this operating lease was excluded from operating lease right-of-use asset and lease liability recognition on Company’s unaudited interim condensed consolidated balance sheets.

Charter hire expenses for one vessel time chartered in, that are excluded from operating lease right-of-use asset and lease liability recognition due to original duration of not more than one year, were as follows:

Description	Location in unaudited interim condensed consolidated statements of operations	June 30, 2025	June 30, 2024

Vessels operating leases	Charter-in expenses	-	1,320,063

In August 2022 the Company entered into a time charter agreement with a vessel owner to lease one vessel for an initial lease term of 2 years with an additional 1-year option that the Company immediately exercised.

In April 2025 the Company entered into a time charter agreement with a vessel owner to lease a platform supply vessel (“PSV”) for an initial lease term of 5 years with a three one-year extension options.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

The Company determined this lease to be an operating lease and recorded the related right-of-use-asset within “Right-of-use assets from operating leases” and the lease liabilities within “Operating lease liabilities, current portion” and “Operating lease liabilities, non-current portion” in the accompanying unaudited interim condensed consolidated balance sheets and the operating lease expenses within “Operating lease expenses” in the accompanying unaudited interim condensed consolidated statements of operations. Right-of-use assets and lease liabilities initially recognized, during six month period ended June 30, 2025, arising from the time charter agreement with the vessel owner of PSV, were $45,913,646.

The Company determined these leases to be operating leases and recorded the related right-of-use assets within “Right-of-use assets from operating leases” and the lease liabilities within “Operating lease liabilities, current portion” and “Operating lease liabilities, non-current portion” in the accompanying unaudited interim condensed consolidated balance sheets, and the operating lease expenses within “Operating lease expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

Charter-out vessels

The Company has earned income from chartering out one vessel that has been chartered-in with original term of 12 months or less. For the six-months ended June 30, 2025 and 2024 the time charter revenue amounted to $nil and $2,059,449, respectively and is included in “Voyage and time charter revenues” in the accompanying unaudited interim condensed consolidated statements of operations.

The Company has earned income from chartering out one vessel that has been chartered-in under a time charter agreement entered into in August 2022 with an initial period exceeding 12 months. For the six-months ended June 30, 2025 and 2024, the time charter revenue amounted to $4,424,536 and $6,552,000, respectively and is included in “Voyage and time charter revenues” in the accompanying unaudited interim condensed consolidated statements of operations.

The Company has earned income from chartering out the PSV that has been chartered-in under a time charter agreement entered into in April 2025 for an initial lease term of 5 years with a three one-year extension options. For the six-months ended June 30, 2025, the time charter revenue amounted to $2,373,047 and is included in “Voyage and time charter revenues” in the accompanying unaudited interim condensed consolidated statements of operations.

Right-of-use assets and lease liabilities as of June 30, 2025 and December 31, 2024 were as follows:

Description	Location in balance sheet	June 30, 2025	December 31, 2024
Non-current assets:
Office leases	Right-of-use assets from operating leases	803,871	412,828
Vessels leases	Right-of-use assets from operating leases	44,273,116	4,634,662
		45,076,987	5,047,490
Liabilities:
Office leases	Operating lease liabilities, current portion	427,137	254,877
Vessel leases	Operating lease liabilities, current portion	8,026,863	4,634,662
Lease liabilities - current portion		8,454,000	4,889,539

Office leases	Operating lease liabilities, non-current portion	397,620	179,593
Vessel leases	Operating lease liabilities, non-current portion	36,246,254	-
Lease liabilities – non-current portion		36,643,874	179,593

The aggregate future lease payments for the Company’s operating leases as of June 30, 2025 were as follows:

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

Remaining of 2025	5,337,938
2026	10,634,315
2027	10,834,225
2028	10,899,372
2029	11,448,081
2030	1,887,772
Total lease payments	51,041,703

Less: imputed interest	(5,943,829)
Present value of lease liabilities	45,097,874

The table below presents the components of the Company’s lease expenses.

Description	Location in unaudited interim condensed consolidated statements of operations	Six Month Period Ended June 30, 2025	Six Month Period Ended June 30, 2024

Lease expense for office leases	Operating lease expenses	210,576	175,901
Lease expense for vessel leases	Operating lease expenses	7,006,887	4,732,000
Total		7,217,463	4,907,901

8. Payables to sharing partner and assignees

Details of the Company’s profit and loss sharing agreements are discussed in Note 10 of the 2024 Financial Statements.

Payables to sharing partner and assignees within current liabilities in the unaudited interim condensed consolidated balance sheets are analyzed as follows:

	Payable to sharing partner (Sharing agreement entered into in 2022)	Payable to Assignee A (Note 3) (Agreement entered into in 2023)	Payable to Assignee B (Agreement entered into in 2023)	Total
January 1, 2025	1,292,894	60,892	50,204	1,403,990
Interest income	(86,169)	-	-	(86,169)
Interest paid	(234,637)	-	-	(234,637)
Repayment	(321,962)	-	-	(321,962)
June 30, 2025	650,126	60,892	50,204	761,222

During the six-month periods ended June 30, 2025 and 2024, the accrued interest cost/ (income) of the Sharing agreement and the Agreement, based on the effective interest method, were $(86,169) and $1,050,213, respectively, and are presented under “Finance income/(costs), net” and “Finance costs, related party”, in the accompanying unaudited interim condensed consolidated statements of operations.

9. Business Combinations

Business Combination with LBSM

On March 13, 2024, Heidmar Inc. signed an agreement with Huwell Ship Management Limited for the acquisition of 100% shares of Landbridge Ship Management (HK) Limited (“LBSM”), a company incorporated in Hong Kong in 2018, for a total consideration of $0.8 million. LBSM provides technical management services to tanker and bulker vessels. Upon the

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

acquisition, control was obtained of the company, whereby Heidmar Inc. expanded its operations to technical management services for individual vessels.

The Company performed an assessment, as defined under ASC 805, Business Combinations, and concluded that the acquisition of LBSM is an acquisition of a business. Goodwill is recognized as the excess of the consideration transferred over the net of the acquisition-date fair value of the identifiable assets acquired and the liabilities assumed. Synergies and other benefits that are expected from the combination are considered in the measurement of goodwill as part of the consideration transferred. The goodwill arising from the acquisition mainly comprises the synergies expected by combining the knowledge of the commercial and the technical management operations of Heidmar Inc. and LBSM.

The following table summarizes the total consideration paid for LBSM and the allocation of purchase price to the estimated fair value of the assets acquired and liabilities assumed, if any, at the acquisition date:

Cash consideration	400,000
Acquisition installments payable (matures in August 2026)	385,156
Fair value of total purchase consideration	$785,156
Assets
Technical License*	$441,000
Total fair value of net assets acquired	$441,000
Goodwill	$344,156

*The technical license provides the Company with the right and opportunity to operate within the specific jurisdiction of Hong Kong. The license is issued by a relevant regulatory or certifying body and is necessary to meet industry-specific technical, safety, or operational standards required by local authorities.

As of June 30, 2025, Intangible Assets, net were as follows:

Description	Location in balance sheet	June 30, 2025
Technical License (Amortizable intangible asset)	Intangible Assets, net	405,628
		405,628

The balance for amortizable intangible assets as of June 30, 2025 is detailed below:

	Remaining Weighted Average Amortization period(in years)	Gross Amortizable Intangible Asset	Accumulated Amortization	Net Amortizable Intangible Asset
Technical License Management	13,75	$ 441,000	$ 35,372	$ 405,628

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

Estimated amortization expense of the intangible asset to be recognized by the Company is as follows:

2025	14,700
2026	29,400
2027	29,400
2028	29,400
2029	29,400
Thereafter	273,328
Total	405,628

As of June 30, 2025, and December 31, 2024, an amount of $166,256 and $262,205, respectively represents the outstanding purchase consideration, which will be settled in monthly installments until August 2026. During the six-month periods ended June 30, 2025 and 2024, the Company paid $100,000 and $37,500, respectively, related to acquisition installments, which included finance costs of $4,051 and $3,492, respectively. As of June 30, 2025, the future acquisition installments payable in respect of LBSM acquisition, were as follows:

Less than one year	162,500
Later than one year but less than two years	5,242
Total	167,742
Less: imputed interest	1,486
Present value of acquisition installment payable	166,256

Revenues and net loss of LBSM for the six month periods ended June 30, 2025 and 2024 were $311,088 and $114,372 in revenues, and $80,754 and $117,139 in net loss, respectively.

Business Combination with MGO

On February 19, 2025, the Business Combination (Note 1) was consummated and HMR became the going-forward public company and the direct parent company of both HMI and MGO. Pursuant to the provisions of ASC 805, this transaction is accounted for as a business acquisition, with Heidmar Inc. being the accounting acquirer and MGO the acquired entity since MGO was considered as a business. The Business Combination treated as the equivalent of Heidmar Inc. issuing stock to acquire the net assets of MGO, (ii) the net assets, including goodwill and other identifiable intangible assets of MGO recorded based upon their fair values, at the time of closing. The excess purchase price over the estimated fair values of the net assets acquired, was recognized as goodwill. Goodwill arising on acquisition represents the intrinsic value of the listing on the stock exchange through the acquisition of MGO.

Pursuant to the Business Combination Agreement, HMR will also issue to each of the Heidmar Shareholders additional 2,606,338 common shares (the "Earnout Shares") if the Company achieves any one of the following financial milestones during the 12 months ending December 31, 2025: revenue, EBITDA or Net Income equals or exceeds $45 million, $30 million or $25 million, respectively. If the Company meets any of these milestones, HMR will also issue 141,346 common shares to MGO’s financial advisor in the Business Combination. The fair value of the Earnout Shares to be issued to the Heidmar Shareholders and to MGO’s financial advisor, if the specified thresholds are met, has been classified within equity in accordance with the provisions of ASC 815-40 since the Earnout Shares are indexed to the HMR’s share and the Company controls the ability to settle these instruments in shares. The initial fair value of the Earnout Shares of Heidmar Shareholders’ amounted to $3,917,767 and was recognized within expenses under “Other (expenses)/ income, net” in the accompanying unaudited interim condensed consolidated statement of operations, since the Earnout Shares will not be issued pro rata to all the shareholders of the Company, and the offsetting entry increased stockholders’ equity, while the initial fair value of the Earnout Shares of MGO’s financial advisor amounting to $103,429 has been included within the purchase price consideration as contingent consideration in accordance with ASC 805, and has been classified within stockholders’ equity.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

The following table summarizes the total purchase consideration and the allocation of the purchase price to the estimated fair value of the assets acquired and liabilities assumed at the acquisition date:

Purchase consideration (1)	14,258,460
Fair value of total purchase consideration	$14,258,460
Identifiable assets recognized upon business combination
Cash and cash equivalents	1,246,240
Accounts receivable, prepaid expenses and other current assets	405,357

Inventories	941,879
Property, plant and equipment	195,955
Trademark*	530,000
Accounts payable and accrue expenses	(143,145)
Total fair value of MGO’s net assets acquired	$3,176,286

Goodwill	$11,082,174

(1) The fair value of the purchase price consideration of $14,258,460 is based on the following:

•
At the closing of the Business Combination, HMR issued 3,212,368 common shares to the former MGO stockholders, with fair value of $9,829,838, based on a total equity valuation of the Company’s equity of $175 million or $3.06 per share on acquisition date. The acquisition-date fair value of the Company’s equity was considered a more reliable measure than the market price of MGO common stock on that date and was determined using a Discounted Cash Flow Analysis and a Comparable Public Company Analysis. A weighted average cost of capital of 12% and a long-term growth rate of 2% were used in the Discounted Cash Flow Analysis and the market multiple of Enterprise Value (“EV”)/EBITDA equal to 10.0 was used based on the Comparable Public Company Analysis.
•
At the closing of the Business Combination, HMR issued 1,413,462 common shares to MGO’s financial advisor as compensation under its advisory agreement with MGO. The fair value of these shares was $4,325,193, based on the per-share valuation of $3.06 per share as determined through the Company’s equity valuation discussed above.
•
The estimated number of the Earnout shares that will be issued to MGO’s financial advisor if certain performance conditions are met amounted to 141,346, with a fair value of $103,429.

* The trademark granted the Company the use of MGO’s brand name in the US and to the digital commerce business.

Goodwill and trademark were written off upon the sale of American Liberty (Note 14).

The following table represents the unaudited pro forma revenues and net (loss)/income assuming the acquisition of MGO occurred on January 1, 2024.

	June 30,
	2025	2024
Revenues	16,579,054	18,539,661
Net income/ (loss)	252,414	(2,435,342)

10. Joint Ventures

On January 18, 2024, Heidmar Investments LLC, a subsidiary of HMI, entered into a joint venture agreement with Bainbridge Navigation Pte. Ltd. (“Bainbridge”) based on which a new company named BH Cape Holdings Pte. Ltd. (“BH Cape Holdings”) was formed equally owned by Bainbridge and Heidmar Investments LLC. Bainbridge is a company incorporated under the laws of Singapore engaging in the chartering of dry bulk vessels worldwide.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

The shares of BH Cape Holdings were issued with no par value. For the year ended December 31, 2024, an amount of $2,428,973 was contributed to BH Cape Holdings by the Company. The newly formed company operates in the commercial management of bulk carrier vessels worldwide. Under the joint venture agreement Heidmar Investments LLC and Bainbridge each have a 50% share in the net results of BH Cape Holdings. The board of BH Cape Holdings comprises of four directors, two directors from each of HMI and Bainbridge. Following the joint venture agreement, BH Cape Holdings meets the definition of a joint venture in accordance with the provisions of the ASC 323-10, “Investments—Equity Method and Joint Ventures”. Heidmar Inc. exercises joint control over BH Cape Holdings since all strategic decisions, including the approval of the budget, require the unanimous approval and consent of all four directors of BH Cape Holdings.

BH Cape Holdings had operations during the period ended June 30, 2025 and the Company recognized a share of loss amounting to $78,210, presented under “Share of loss from joint venture” in the unaudited interim condensed consolidated statement of operations, representing the share of the joint venture’s net loss, based on the Company’s relative holding. As of June 30, 2025, the carrying amount of the investment in this joint venture is $47,773. This amount represents the outstanding balance of the Company’s contributions to fund the operations of BH Cape Holdings of $2,485,383, partially offset by the aggregate accumulated share of loss from the joint venture of $937,610 and to a repayment of $1,500,000 to the Company and is included in “Investment in joint venture” in the unaudited interim condensed consolidated balance sheet.

The summarized financial information presented in the following table presents the joint venture on a 100% basis.

Summarized Balance sheet	June 30, 2025
Assets
Cash and cash equivalents	80,983
Other current assets	307,202
Total Current Assets	388,185
Total Assets	388,185
Shareholders’ Equity
Additional paid-in capital	2,038,565
Accumulated losses	(1,875,220)
Total Shareholders’ Equity	163,345
Liabilities
Accounts payable and accrued expenses	224,840
Total Current Liabilities	224,840
Total Liabilities	224,840
Total Liabilities and Shareholders’ Equity	388,185

Summarized Statement of Income	Six Month Period Ended June 30, 2025
Voyage and time charter revenues	2,355,919
Charter-in expenses	(401,162)
Voyage expenses	(1,984,012)
General and administrative expenses	(115,016)
Loss on freight forward agreements	(12,271)
Other expenses, net	122,00
Loss for the period	(156,420)

11. Commitments and Contingencies

Fixed Time Charter Commitments

We had the following future minimum fixed time charter hire and sub-lease receipts based on non-cancelable long-term fixed time charter contracts and sub-leases as of June 30, 2025:

Less than one year	10,475,466
Later than one year but less than two years	10,628,627
Later than two years but less than three years	11,232,178
Later than three years but less than four years	11,376,529
Later than four years but less than five years	8,009,832
Total lease receipts	51,722,632

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

Contingencies

On June 30, 2025, the Company entered into a Memorandum of Agreement (“MOA”) to acquire from a related party the C/V A. Obelix at the purchase price of $25.25 million (Note 3).

In the ordinary course of operations, the Company becomes party to various claims initiated by charterers, ship owners, and other parties. The Company believes the ultimate settlement of such claims is adequately provided for by insurance or provisions included in the unaudited interim condensed consolidated financial statements such that their ultimate outcome will not have a material effect on the Company’s consolidated business, financial position, or results of operations, although there is an inability to predict with certainty the ultimate outcome of such claim. The Company is not aware of any such claims which should be disclosed, or for which a provision should be established in the unaudited interim condensed consolidated financial statements.

12. Earnings/(Loss) per share

Basic and diluted earnings/(loss) per share is presented below.

	Six Months Period Ended June 30,
	2025	2024
Net (loss)/ income from continuing operations	(5,987,746)	1,870,881
Weighted average shares outstanding basic and diluted
	57,993,297	57,102,588

(Loss)/earnings per share from continuing operations – Basic and diluted	$ (0.10)	$0.03
	Six Months Period Ended June 30,
	2025	2024
Net loss from discontinued operations	(13,770,740)	-
Weighted average shares outstanding basic and diluted
	57,993,297	-

Loss per share from discontinued operations – Basic and diluted	$ (0.24)	-

	Six Months Period Ended June 30,
	2025	2024
Net (loss)/ income	(19,758,486)	1,870,881
Weighted average shares outstanding basic and diluted
	57,993,297	57,102,588

(Loss)/ earnings per share – Basic and diluted	$ (0.34)	$ 0.03

The computation of earnings per share gives retroactive effect to the shares issued in connection with the Business Combination. Securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, are shares relating to the non-vested share awards and common shares issuable upon the satisfaction of certain criteria relating to the Earnout Shares. As of June 30, 2025, the aggregate number of unvested shares were 1,987,838 (2024: nil) and the potential common shares issuable upon the satisfaction of certain criteria relating to the Earnout Shares were 5,354,022 shares (2024: nil).

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

13. Fair Value

The carrying values of cash and cash equivalents, receivables from related parties, accounts receivable, net, other receivables, payables to vessel owners, accounts payable and accrued expenses, payables to sharing partner and assignee, payables to assignee, related party and payables to shareholder are reasonable estimates of their fair value due to the short-term nature of these financial instruments. Cash and cash equivalents are considered Level 1 items as they represent liquid assets with short-term maturities. The fair value of identifiable intangible assets were based on valuations using the income approach, inputs which would be considered Level 3 under the fair value hierarchy. The valuation methodology and the significant unobservable inputs are set out below.

	Valuation technique	Significant other unobservable input	Value
Identifiable intangible assets (Technical Licence)	Discounted Cash Flow Model	Weighted average cost of capital	28%
		Long-term revenue growth rate	3%
		Long-term after-tax net operating profit margin	11%
Identifiable intangible assets (Trademark)	Discounted Cash Flow Model	Weighted average cost of capital	27%
		Long-term revenue growth rate	3%
		Long-term after-tax royalty payment	125,000
Earnout Shares	Monte Carlo Simulation	Stock price	$3.06
		Stock price annual volatility	33%

14. Discontinued operations

As a result of a strategic shift in its business operations, the Company completed, on June 27, 2025, the disposal of its subsidiary Americana Liberty LLC, which had been acquired through the business combination with MGO Global Inc. in the first quarter of 2025. As a result of this transaction, the Company recognized a loss on disposal on sale of $12,862,936 included in the loss from discontinued operations of $13,770,740 presented in the unaudited interim condensed consolidated statement of operations. The Company has determined, in view of this strategic shift, that the financial results will be presented on a continuing operations basis, except where reference is made to discontinued operations. Financial results from continuing operations include the revenues, expenses, and cash flows arising from the Company’s subsidiaries excluding Americana Liberty. Financial results from discontinued operations include the revenues, expenses, and cash flows arising from Americana Liberty.

Summarized selected operating results of the discontinued operations for the six-month periods ended June 30, 2025 are as follows:

For the Period February 20 - June 30, 2025
Revenues, net	$1,377,987
Cost of sales	(347,208)
Gross profit	1,030,779

Operating expenses:
Selling, general and administrative expenses	637,405
Marketing and e-commerce expenses	1,318,518
Loss on disposal of subsidiary	12,862,936
Total operating expenses	14,818,859

Operating loss	(13,788,080)

Other income:
Interest income	17,628
Total other income	17,628

Loss from discontinued operations	(288)

Net loss from discontinued operations	$(13,770,740)

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

The loss on sale of the Company’s subsidiary, Americana Liberty, is analyzed as follows:

Assets of Americana Liberty as of June 27, 2025	$1,957,873
Goodwill attributed to Americana Liberty as of June 27, 2025	$11,082,174
Trademark attributed to Americana Liberty as of June 27, 2025	$530,000
Liabilities of Americana Liberty as of June 27, 2025	$(372,169)
Net assets of Americana Liberty as of June 27, 2025	$13,197,878

Fair value of consideration for the disposal of Americana Liberty on June 27, 2025
Receivables	$334,942
Total fair value of consideration for the disposal of Americana Liberty on June 27, 2025	$334,942

Loss on disposal of Americana Liberty on June 27, 2025	$(12,862,936)

Based on the sale and purchase agreement between the Company as seller and Americana Liberty Holdings LLC as buyer, the purchase consideration consists of an amount of $190,799.54 to be paid no later than June 30, 2026, and an amount of $190,799.55 to be paid no later than March 31, 2027. These amounts were discounted as of the disposal date with the discount rate of 10% and resulted in a receivable of $173,454 included under “Current assets of discontinued operations” and a receivable of $161,488 included under “Non-current assets of discontinued operations” in the accompanying unaudited interim condensed consolidated balance sheet as of June 30, 2025.

15. Stock Based Compensation

On March 12, 2025, the Board of Directors and the Compensation Committee of the Company approved an Equity Incentive Plan (the “Plan”). Certain officers, directors and employees of the Company are eligible to receive awards under the Plan. During the six-month period ended June 30, 2025, a total of 3,106,929 shares were granted under the Plan either as performance bonus to the employees for services already rendered, which were immediately considered vested, or as stock-based compensation to employees of the Company and to non-employee directors for services rendered and already vested and contained future service vesting conditions. The fair value of each share granted was $2.55 which is equal to the closing price of the HMR’s common stock on the grant date.

All unvested shares are conditional upon the option holder’s continued service as an employee of the Company, or as a director until the applicable vesting date. The Company did not pay any dividends during the period from March 12, 2025, to June 30, 2025 to these shares.

The stock-based compensation expense for the six-month period ended June 30, 2025 amounted to $3,638,114 and is included in “General and administrative expenses” in the unaudited interim condensed consolidated statement of operations.

A summary of the status of the Company’s non-vested shares as of June 30, 2025, is presented below:

	Number of shares	Weighted average grant date fair value per non-vested share
Non-vested, January 1, 2025	—	—
Granted	3,106,929	2.55
Vested	(1,119,091)	(2.55)
Non-vested, June 30, 2025	1,987,838	2.55

The remaining unrecognized compensation cost relating to the shares granted amounting to $4,243,715 as of June 30, 2025, is expected to be recognized over the weighted average remaining period of 2.3 years, according to the contractual terms of those non-vested share awards.

From the total vested share awards of 1,119,091, the shares of 1,060,753 were issued and included in the Company’s common stock with par value $0.001.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

16. Equity

On February 19, 2025, HMR amended and restated its articles of incorporation. Following the amendment, the authorized capital stock consisted of 450,000,000 common shares with a par value of $0.001 per share and 50,000,000 preferred shares with a par value of $0.001 per share. Under the Business Combination Agreement, HMR issued to the Heidmar Shareholders (and MGO’s financial advisor) an aggregate number of HMR’s shares equal to 16.6667 times the aggregate number of HMR’s shares issued to the stockholders of the MGO based on the relative enterprise values of HMI and MGO before the Business Combination. This ratio resulted in the allocation of 5.66% and 94.34% of the HMR’s shares to the MGO stockholders and Heidmar Shareholders (including MGO’s financial advisor), respectively. Upon the consummation of the Business Combination and as purchase price consideration, the Company issued to (a) the stockholders of MGO an aggregate of 3,212,368 of the Company’s common shares, par value $0.001 per share, (b) MGO’s financial advisor 1,413,462 common shares and (c) the Heidmar Shareholders an aggregate of 52,476,758 common shares. Therefore, the total capitalization at the closing of the Business Combination was 57,102,588 common shares at par value of $57,102.

17. Segment Reporting

The Chief Executive Officer, who is the Chief Operating Decision Maker (“CODM”), receives financial information and evaluates the Company’s operations by total revenues and not by type of business activity. The CODM does not use discrete financial information to evaluate the operating results for each business activity but is instead regularly provided with the consolidated expenses as noted on the face of the unaudited interim condensed consolidated statements of operations and an analysis of general and administrative expenses per office location. Although revenue can be identified for each business activity, management cannot and does not identify expenses, profitability, or other financial information for these various types of business activities. As a result, the CODM reviews operating results by total profitability and the CODM assesses performance of the Company and decides how to allocate resources based on consolidated net income. Thus, the Company has determined that it operates under one reportable segment.

The CODM regularly reviews general and administrative expenses by geographic region and by category to monitor actual spending against internal budgets. The following table presents significant general and administrative expense categories on the same basis provided to the CODM.

For the six months ended June 30, 2025:

General & Administrative Expense Category	Greece office	Singapore Office	Dubai Office	Hong-Kong office	UK office	US office	Total
Employee remuneration	3,062,456	1,230,794	382,437	454,073	2,263,585	143,138	7,536,483
IT expenses	224,678	774	-	740	1,734	-	227,926
Professional fees	1,647,250	83,652	11,873	2,005	5,088	-	1,749,868
Travel, marketing and communication expenses	127,253	20,534	42,200	8,164	55,401	-	253,552
Office expenses	367,846	15,024	29,315	15,763	98,681	-	526,629
Other expenses	59,496	13,761	14,556	22,313	22,564	9,637	142,327
Total	5,488,979	1,364,539	480,381	503,058	2,447,053	152,775	10,436,785

For the six months ended June 30, 2024:

General & Administrative Expense Category	Greece office	Singapore Office	Dubai Office	Hong-Kong office	UK office	Total
Employee remuneration	2,617,725	565,438	803,280	200,613	1,124,458	5,311,514
IT expenses	345,530	7,452	2,500	3,863	2,707	362,052
Professional fees	199,140	13,179	7,706	2,128	29,177	251,330
Travel, marketing and communication expenses	109,371	31,312	10,195	5,970	57,833	214,681
Office expenses	383,619	6,045	39,616	4,202	96,569	530,051
Other expenses	39,126	26,921	18,925	26,404	24,995	136,371
Total	3,694,511	650,347	882,222	243,180	1,335,739	6,805,999

The total general and administrative expenses of $10,436,785 and $6,805,999 for the six-months ended June 30, 2025 and June 30, 2024 respectively, as disaggregated unaudited interim condensed by geography above, reconcile in full to the consolidated amounts of general and administrative expenses presented in the accompanying unaudited interim condensed consolidated statements of operations.

Heidmar Maritime Holdings Corp.

Notes to the Consolidated Financial Statements

(Expressed in United States Dollars)

The table below discloses the Company’s geographical information of revenues in accordance with ASC 280. Revenues are attributed to individual countries based on the location of the customer, which is determined by the customer's country of domicile as specified in the charter party agreements or other commercial arrangements. During the six months period ended June 30, 2025 and June 30, 2024 countries that individually represent more than 10% of total revenues are disclosed separately, while revenues from all other countries are aggregated and presented under "Other".

	Six Months Period Ended June 30,
Country	2025	2024
Singapore	4,424,536	7,171,848
Marshall Islands	3,837,121	6,451,652
Germany	2,373,047	-
Switzerland	2,670,776	1,439,600
Other	1,846,342	1,380,708
Total revenues	15,151,822	16,443,808

During the six-month periods ended June 30, 2025 and June 30, 2024 three and four customers, respectively, accounted for 10% or more of the Company’s revenues.

Six Months Period Ended June 30,
Customer	2025	2024
A (Singapore)	29%	44%
B (Marshall Islands)	-	15%
C (Marshall Islands)	-	13%
D (Germany)	16%	-
E (Switzerland)	18%	9%

18. Subsequent Events

On June 6, 2025, the Company entered into a common shares purchase agreement and a registration rights agreement (collectively the “Purchase Agreement”) with B. Riley Principal Capital II LLC (“BRPC II”). Pursuant to the Purchase Agreement, the Company has the right, in the Company’s sole discretion, to elect to sell to BRPC II up to $20 million worth of the Company’s common shares in one or more transactions from time to time. BRPC II is an “underwriter” within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”). Subsequently to June 30, 2025, the Company issued and sold 85,492 shares at an average price of $1.54 generating gross proceeds of $127,000.

In July 2025, the Company secured a term loan facility of an amount up to $12.4 million with a financial institution to partially fund the acquisition of the C/V A. Obelix. The expected financing amount shall not exceed the lower of 50% of the vessels purchase price or 75% of the vessels charter-free market values. The term of the loan is 6.5 years, bears interest at a margin over SOFR and will be repayable in 20 quarterly instalments with the first instalment at $1.35 million, 8 instalments at $0.95 million, 16 instalments at $0.2 million and the final instalment at $0.25 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Heidmar Maritime Holdings Corp
Date: September 29, 2025	By: /s/ Pankaj Khanna
Pankaj Khanna
Chief Executive Officer and Director